Exhibit 99.1

SOPHiA GENETICS Expands Partnership with AstraZeneca to include Multimodal Approaches for Cancer Drug Development

The expanded partnership aims to leverage the global SOPHiA DDM™ platform and multimodal algorithmic capabilities to lead a new era of precision oncology by improving early patient identification and diagnosis, optimizing clinical development, and accelerating adoption of innovative medications along the care pathway

Boston and Lausanne, Switzerland – February 13, 2023 – SOPHiA GENETICS SA (Nasdaq: SOPH), the creator of a leading cloud-native global data-sharing network and health analytics platform, is partnering with AstraZeneca (LSE/STO/Nasdaq: AZN) to apply their multimodal technology and expertise to the biopharmaceutical company’s oncology portfolio. The multimodal approach will go beyond a single data modality, combining radiomics analysis of medical imaging data, molecular data, digital pathology, clinical and biologic data for a more comprehensive assessment of multimodal signatures leveraging proprietary AI and machine learning technology. Together, the companies will examine ways to accelerate clinical trials, support evidence generation for market access, and improve clinical decision-making, helping clinicians to select the best possible treatments.

SOPHiA GENETICS is able to support this vision in practice today. In parallel, SOPHiA GENETICS launched its own real-world DEEP-Lung-IV clinical study to leverage its multimodal machine learning-powered analytics capabilities to identify multimodal predictive signatures of response to immunotherapy for patients with advanced lung cancer.

“AstraZeneca is a global leader in innovative oncology therapeutics and has built one of the most diverse and robust oncology portfolios and R&D pipelines in the industry. Building on our existing partnership with AstraZeneca, notably to expand access to HRD testing, we are incredibly excited to deepen our collaboration to multimodal approaches that will further enable their precision oncology capabilities” said Peter Casasanto, Chief BioPharma Officer of SOPHiA GENETICS.

“We see AstraZeneca as a visionary partner willing to invest in the next generation of data sciences and technology capabilities at scale to usher in a new area of data-driven medicine. We are incredibly excited to further integrate science and technology in our joint pursuit of transformative impact on patient outcomes” said Dr. Philippe Menu, Chief Medical Officer SOPHiA GENETICS.

“Multimodality aims to harness the power of advanced AI and machine learning models by integrating multiple data modalities to obtain key insights which inform prognosis and response to therapy at the individual patient level. This approach is synergistic with AstraZeneca’s focus on developing personalized cancer treatment and has the potential to elevate precision oncology, currently driven by genomic-based biomarkers, into a truly multimodal connected health ecosystem,” said Greg Rossi, Senior Vice President, Oncology Europe & Canada, AstraZeneca.

About SOPHiA GENETICS
SOPHiA GENETICS (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn, Facebook, and Instagram. Where others see data, we see answers.

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenetics.com to obtain the appropriate product information for your country of residence.

SOPHiA GENETICS Forward-Looking Statements:

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Media Contact:
Nick Puleo

npuleo@comsint.com

Investor Contact:

Katherine Bailon

IR@sophigenetics.com